NO ACT

PE
12-17-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

14008454

DIVISION OF
CORPORATION FINANCE

Received SEC

DEC 31 2014

Washington, DC 20549

December 31, 2014

Alan L. Dye
Hogan Lovells US LLP
alan.dye@hoganlovells.com

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 12-31-14

Re: 3M Company
Incoming letter dated December 17, 2014

Dear Mr. Dye:

This is in response to your letters dated December 17, 2014 and December 22, 2014 concerning the shareholder proposal submitted to 3M by James McRitchie. We also have received a letter on the proponent's behalf dated December 18, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

December 31, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: 3M Company
Incoming letter dated December 17, 2014

The proposal relates to written consent by shareholders.

There appears to be some basis for your view that 3M may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of 3M's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if 3M omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 22, 2014

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: 3M Company
Shareholder Proposal of James McRitchie

Dear Ladies and Gentlemen:

We are writing on behalf of 3M Company to respond to Mr. Chevedden's letter to the staff dated December 18, 2014, in which Mr. Chevedden objects to the Company's omission from its 2015 Proxy Materials of the Proponent's proposal relating to shareholder action by written consent. For ease of reference, capitalized terms used in this letter have the same meaning ascribed to them in our no-action request letter dated December 17, 2014.

As explained in our initial letter, the Proponent failed to establish his eligibility to submit a proposal by failing to provide proof of ownership of the requisite amount of Company stock for the one-year period preceding and including October 30, 2014, the date of submission of the Proposal. The Proponent did provide a letter from his broker attesting to his ownership of Company stock, but the letter affirmed the Proponent's ownership as of October 29, one day prior to the date of submission. The Company timely informed Mr. Chevedden of the deficiency and clearly explained that the Proponent needed to establish his eligibility as of October 30. Mr. Chevedden now argues that the Deficiency Letter was not adequate to inform the Proponent of the nature of the deficiency because "[t]he company provided no evidence that any Staff Legal Bulletin related to rule 14a-8 was provided to the proponent."

Contrary to Mr. Chevedden's assertion, the Company had no obligation to provide to the Proponent any Staff Legal Bulletin. Rule 14a-8(f) requires that a company notify a proponent of any eligibility deficiencies in its submission and provide the date by which the deficiency must be cured. The staff said in Staff Legal Bulletin 14G (Oct. 16, 2012) that a deficiency letter provides sufficient notice of inadequate proof of ownership if it specifies "the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect." In Staff Legal Bulletin 14B

(Sep. 15, 2004), the staff indicated that a company may, but is not required to, include in a deficiency letter a copy of Rule 14a-8, to help a proponent understand the rule's requirements.

The Deficiency Letter did enclose a copy of Rule 14a-8. The Company did not enclose a copy of any Staff Legal Bulletin, not only because the Company was not required to, but also because no Staff Legal Bulletin could have explained the deficiency more clearly than it was explained in the Deficiency Letter. The Deficiency Letter noted that "[b]ecause the Proposal was dated and electronically submitted on October 30, 2014, the [p]roof of [o]wnership, which was dated as of October 29, 2014, does not sufficiently show that Mr. McRitchie satisfied the one year holding period of at least one year preceding and including the date of submission of the Proposal (i.e. as of October 30, 2014)." The Company therefore clearly explained the nature of the deficiency and how to cure it, and the Proponent would not have gained any additional understanding of the deficiency had the Company provided him with any Staff Legal Bulletin.

If you have any questions or need additional information, please feel free to contact me at (202) 637-5737.

Sincerely,

Alan L. Dye

Alan L. Dye

Enclosures

cc: Gregg M. Larson/Michael M. Dai (3M Company)
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

December 18, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
3M Company (MMM)
Written Consent
James McRtichie

Ladies and Gentlemen:

This is in regard to the December 17, 2014 company request concerning this rule 14a-8 proposal.

The company provided no evidence that any Staff Legal Bulletin related to rule 14a-8 was provided to the proponent.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,

John Chevedden

cc: James McRtichie

Michael M. Dai <mmdai@mmm.com>

Hogan
Lovells

Rule 14a-8(b)
Rule 14a-8(f)(1)

December 17, 2014

VIA E-MAIL ***(shareholderproposals@sec.gov)***

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: 3M Company
Shareholder Proposal of James McRitchie

Dear Ladies and Gentlemen:

On behalf of 3M Company (the "***Company***"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "***Exchange Act***") to notify the Securities and Exchange Commission (the "***Commission***") of the Company's intention to exclude from its proxy materials for its 2015 annual meeting of stockholders (the "***2015 proxy materials***") a shareholder proposal and statement in support thereof (the "***Proposal***") received from John Chevedden on behalf of James McRitchie (the "Proponent"). We also request confirmation that the staff of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if the Company omits the Proposal from its 2015 proxy materials for the reasons discussed below.

Copies of the Proposal and Supporting Statement, the Proponent's cover letter submitting the Proposal, and correspondence relating to the Proposal are attached hereto as Exhibit A.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("***SLB No. 14D***"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to Mr. Chevedden, in accordance with the Proponent's instruction that all correspondence relating to the Proposal be directed to Mr. Chevedden by e-mail. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the staff. Accordingly, we hereby inform the Proponent that, if the Proponent elects to submit additional correspondence to the Commission or the staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned.

The Company intends to file its definitive 2015 proxy materials with the Commission more than 80 days after the date of this letter.

THE PROPOSAL

On October 30, 2014, the Company received from the Proponent, by e-mail, a letter dated October 30, 2014, which contained the Proposal and requested that it be included in the Company's 2015 Proxy Materials. The Proposal reads as follows:

> Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

BASIS FOR EXCLUDING THE PROPOSAL

The Company believes that it may omit the Proposal from its 2015 Proxy Materials in reliance on Rule 14a-8(b) and Rule 14a-8(f) because the Proponent failed to demonstrate that he is eligible to submit the Proposal.

The Requirement to Establish Eligibility

Rule 14a-8(b)(1) provides that, to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's equity securities entitled to vote on the proposal for at least one year as of the date the proposal is submitted and must continue to hold those securities through the date of meeting. Rule 14a-8(b)(2) provides that, if a shareholder does not appear in the company's records as a registered holder of the requisite number or value of the company's securities, the shareholder may prove its ownership by providing a written statement from the record holder of the securities or by submitting a copy of a Schedule 13D, Schedule 13G, Form 4 or Form 5 that evidences the shareholder's ownership. Rule 14a-8(b)(2) also provides that, to be eligible to submit a proposal, a shareholder must submit a written statement that the shareholder intends to continue to hold the securities through the date of the annual meeting.

Rule 14a-8(f)(1) provides that, if a shareholder proponent fails to satisfy the eligibility or procedural requirements of Rule 14a-8, the company may exclude the proposal if the company notifies the proponent of the deficiency within 14 days of receipt of the proposal and the proponent then fails to correct the deficiency within 14 days of receipt of the company's deficiency letter.

The Proponent's Submission

The Proponent submitted the Proposal by e-mail on October 30, 2014. On November 11, 2014, the Proponent submitted a letter from TD Ameritrade (the "***TD Ameritrade Letter***") dated October 29, 2014, stating that "[a]s of the date of this letter, James McRitchie held, and had held continuously for at least fourteen months, 50 shares of 3M Company (MMM) common stock in his account . . . ." A copy of the TD Ameritrade Letter is attached hereto as Exhibit B.

The Company's Notice of Deficiency

On November 12, 2014, after confirming that the Proponent was not a shareholder of record of the Company's common stock, the Company sent a letter (the "***Deficiency Letter***") to Mr. Chevedden by e-mail, notifying him of the need to provide proof of the Proponent's ownership of the requisite amount of the Company's common stock for at least one year preceding and including October 30, 2014 (the date of submission of the Proposal). The Deficiency Letter specifically noted that "[b]ecause the Proposal was dated and electronically submitted on October 30, 2014, the [p]roof of [o]wnership, which was dated as of October 29, 2014, does not sufficiently show that Mr. McRitchie satisfied the one year holding period of at least one year preceding and including the date of submission of the Proposal (i.e. as of October 30, 2014)." The Deficiency Letter also explained how the Proponent could establish his eligibility and noted that the Proponent needed to provide proof of eligibility within 14 calendar days of receipt of the letter. A copy of the Deficiency Letter and the e-mail delivering the Deficiency Letter is attached hereto as Exhibit C. As of the date of this letter, the Company has not received a response to the Deficiency Letter. Any further verification the Proponent might submit now would be untimely under Rule 14a-8(f)(1).

Excludability of the Proposal

The Proponent's submission fails to demonstrate that the Proponent continuously owned the requisite amount of the Company's securities for at least one year prior to submission of the Proposal. In Staff Legal Bulletin No. 14, § C.1.c (2) (Jul. 13, 2001) ("***SLB No. 14***"), the staff stated that proponent who holds securities in street name "must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities continuously for a period of one year as of the time of submitting the Proposal." Further, in both Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("***SLB No. 14F***") and Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("***SLB No. 14G***") the staff noted that a letter from a broker must establish that that the proponent beneficially owned the securities for at least one year *prior to and including* the date of submission of the proposal.

The staff illustrated the application of this requirement in SLB No. 14:

> "If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal."

The Proponent submitted the Proposal on October 30, 2014, but failed to provide proof of ownership of the requisite amount of the Company's common stock as of that date. The staff has consistently permitted the exclusion of a stockholder proposal where the proponent provided proof of eligibility as of a date prior to the date of submission, without providing proof of ownership of the securities continuously through and including the date of submission. See, e.g., *Verizon Communications Inc.* (Jan. 12, 2011) (ownership established as of one day prior to date of submission); *Deere & Company* (Nov. 16, 2011) (ownership established as of three days prior to date of submission); *General Electric Company* (Oct. 7, 2010) (ownership established as of six days prior to date of submission); *Hewlett-Packard Co.* (Jul. 28, 2010) (ownership established as of five days prior to date of submission); *Microchip Technology Incorporated* (May 26, 2009) (ownership established as of five days prior to date of submission); *International Business Machines Corp.* (Dec. 7, 2007) (ownership established as of four days prior to date of submission); and *Exxon Mobil Corp.* (Mar. 1, 2007) (ownership established as of six days prior to date of submission).

The Company provided timely notice to the Proponent of his failure to establish eligibility and explained to him how to comply with the rule's requirements. The Company delivered the Deficiency Letter on November 12, only one day after its receipt of the TD Ameritrade Letter. The Deficiency Letter clearly and unambiguously explained how the deficiency could have been cured, even specifying the date as of his ownership of securities needed to be established. Because the Proponent failed to provide the requisite proof of ownership within 14 days of the Company's delivery of the Deficiency Letter, the Proposal may be excluded pursuant to Rule 14a-8(b)(l) and Rule 14a-8(f).

CONCLUSION

For the reasons discussed above, the Company believes that it may omit the Proposal and Supporting Statement from its 2015 Proxy Materials in reliance on 14a-8(b) and Rule 14a-8(f). We request the staff's concurrence in our view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal.

If you have any questions or need additional information, please feel free to contact me at (202) 637-5737. When a written response to this letter is available, I would appreciate your sending it to me by e-mail at Alan.Dye@HoganLovells.com.

Sincerely,

Alan L. Dye

Alan L. Dye

Enclosures

cc: Gregg M. Larson/Michael M. Dai (3M Company)
John Chevedden

Exhibit A

Copy of the Proposal and Related Correspondence

Rule 14a-8 Proposal (MMM)``
FISMA & OMB Memorandum M-07-16
to:
Gregg M. Larson
10/30/2014 08:09 PM
Cc:
Karen Stanoch Sawczuk

From: ***FISMA & OMB Memorandum M-07-16***

To: "Gregg M. Larson" <gmlarson@mmm.com>

Cc: Karen Stanoch Sawczuk <kstanoch-sawczuk@mmm.com>

1 Attachment

CCE00006.pdf

Mr. Larson,
Please see the attached Rule 14a-8 Proposal intended as one low cost means to improve company performance.
If this proposal helps to increase our stock price by a few pennies it could result in an increase of more than $1 million in shareholder value.
Sincerely,
John Chevedden

FISMA & OMB Memorandum M-07-16

Mr. Gregg M. Larson, Corporate Secretary
3M Company (MMM)
3M Center
St. Paul MN 55144
PH: 651 733-1110
FX: 651-737-3061

Dear Corporate Secretary,

I am pleased to be a shareholder in 3M Company (MMM) and appreciate the leadership 3M has shown. However, I also believe 3M has unrealized potential that can be unlocked through low or no cost corporate governance reform.

I am submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year and I pledge to continue to hold the required amount of stock until after the date of the next shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that I am delegating John Chevedden to act as my agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

Sincerely,

J. McRitchie

James McRitchie

October 26, 2014

Date

cc: John Chevedden
cc: Karen Stanoch Sawczuk <kstanoch-sawczuk@mmm.com>

[MMM: Rule 14a-8 Proposal, October 30, 2014]

Proposal 4 – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

A shareholder right to act by written consent and to call a special meeting are 2 complimentary ways to bring an important matter to the attention of both management and shareholders outside the annual meeting cycle.

A shareholder right to act by written consent is one method to equalize our limited provisions for shareholders to call a special shareholder meeting. For instance it takes 25% of 3M shareholders to call a special shareholder meeting. On the other hand Delaware law allows 10% of shareholders to call a special shareholder meeting.

Shareholder right to act by written consent won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholders to act by written consent. Wet Seal (WTSLA) shareholders successfully used written consent to replace certain underperforming directors in 2012.

Please vote to enhance shareholder value:

Right to Act by Written Consent – Proposal 4

Notes:
James McRitchie, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Exhibit B

Copy of the TD Ameritrade Letter

Rule 14a-8 Proposal (MMM) blb
FISMA & OMB Memorandum M-07-16
to:
Gregg M. Larson
11/11/2014 11:22 AM
Cc:
Karen Stanoch Sawczuk

From: ***FISMA & OMB Memorandum M-07-16***

To: "Gregg M. Larson" <gmlarson@mmm.com>

Cc: Karen Stanoch Sawczuk <kstanoch-sawczuk@mmm.com>

1 Attachment

CCE00006.pdf

Mr. Larson,
Attached is the rule 14a-8 proposal stock ownership verification.
Please acknowledge receipt.
Sincerely,
John Chevedden
cc: James McRitchie

Ameritrade

MMM

Post-it® Fax Note 7671	Date 11-11-14	# of pages ▸
To Gregg Larson	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 651-737-3061	Fax #	

October 29, 2014

James Mcritchie

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade ***FISMA & OMB Memorandum M-07-16***

Dear James Mcritchie,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that as of the date of this letter, James McRitchie held, and had held continuously for at least fourteen months, 50 shares of 3M Company (MMM) common stock in his account ***FISMA & OMB Memorandum M-07-16*** at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Angela Paitz

Angela Paitz
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

Exhibit C

Copy of the Deficiency Letter

3M Co. - Deficiency Letter - Shareholder Proposal
Karen Stanoch-Sawczuk to ***FISMA & OMB Memorandum M-07-16*** 11/12/2014 09:24 AM
Cc: Gregg M. Larson, Michael M. Dai

From: Karen Stanoch-Sawczuk/LA-Legal/3M/US
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Gregg M. Larson/LA-Legal/3M/US@3M-Corporate, Michael M. Dai/LA-Legal/3M/US@3M-Corporate

Dear Mr. Chevedden:

Attached please find correspondence from Mr. Michael Dai. Thank you.

Deficiency ltr.Nov 12, 2014.PDF

3M

Karen Stanoch Sawczuk |
3M Legal Affairs
3M Center, Bldg. 0220-09-E-02 | St. Paul, MN 55144-1000
Office: 651 733 2207
kstanoch-sawczuk@mmm.com | www.3M.com

Michael M. Dai
Assistant General Counsel

3M Legal Affairs
Office of General Counsel

P.O. Box 33428
St. Paul, MN 55133-3428 USA
Phone: (651) 733-1474
Fax: (651) 737-2553
Email: mmdai@mmm.com

3M

November 12, 2014

Via Email: ***FISMA & OMB Memorandum M-07-16***

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposal for 2015 Annual Meeting

Dear Mr. Chevedden:

We are in receipt of your e-mail dated October 30, 2014, which transmitted (i) a shareholder proposal relating to shareholder action by written consent (the '**Proposal**') and (ii) a letter from James McRitchie purporting to appoint you as Mr. McRitchie's proxy to submit the Proposal to 3M on his behalf. Your submission was dated and received electronically on October 30, 2014.

The purpose of this letter is to inform you that, for the following reason, we believe that your submission does not comply with Rule 14a-8 under the Securities and Exchange Act of 1934 and therefore is not eligible for inclusion in 3M's proxy statement.

As you know, Rule 14a-8(b) provides that, to be eligible to submit a shareholder proposal, a proponent must have continuously held a minimum of $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year prior to the date the proposal is submitted. We have received proof of ownership for Mr. McRitchie from TD Ameritrade, dated October 29, 2014 (the "**Proof of Ownership**"). Because the Proposal was dated and electronically submitted on October 30, 2014, the Proof of Ownership, which was dated as of October 29, 2014, does not sufficiently show that Mr. McRitchie satisfied the one year holding period of at least one year preceding and including the date of submission of the Proposal (i.e., as of October 30, 2014).

As you know, the staff of the SEC's Division of Corporation Finance has provided guidance to assist companies and shareholders with complying with Rule 14a-8(b)'s eligibility criteria. This guidance, contained in Staff Legal Bulletin No. 14F (CF) (October 19, 2011) and Staff Legal Bulletin No. 14G (October 16, 2012), clarifies that proof of ownership for Rule 14a-8(b) purposes must be provided by the "record holder" of the securities, which is either the person or entity listed on the Company's stock records as the owner of the securities or a DTC participant (or an affiliate of a DTC participant). A proponent who is not a record owner must therefore obtain the required written statement from the DTC participant through which the proponent's securities are held. If a proponent is not certain whether its broker or bank is a DTC participant, the proponent may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the broker or bank that holds the proponent's securities is not on DTC's participant list, the proponent will need to obtain proof of ownership from the DTC participant through which its securities are held. If the DTC participant knows the holdings of the proponent's broker or bank, but does not know the proponent's holdings, the proponent may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required number or value of securities had been continuously held by the proponent for at least one year preceding and including the date of submission of the proposal - with one statement from the proponent's broker or bank confirming the required ownership, and the other statement from the DTC participant confirming the broker or bank's ownership.

For the Proposal to be eligible for inclusion in the Company's proxy materials for its 2015 annual meeting of stockholders, the information requested above must be furnished to us electronically or be postmarked no later than 14 calendar days from the date you receive this letter. If the information is not provided, 3M may exclude the Proposal from its proxy materials pursuant to Rule 14a-8(f). Please address any response to Gregg M. Larson, Deputy General Counsel and Secretary, 3M Company, 3M Center, Building 220-13E-34, St. Paul, MN 55144-1000. E-mail: gmlarson@mmm.com.

In accordance with SEC Staff Legal Bulletin Nos. 14 and 14B, a copy of Rule 14a-8 is enclosed for your reference.

Very truly yours,

Michael M. Dai

Enclosure

Pages 18 through 22 redacted for the following reasons:

Copyrighted Material